SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

EDESA BIOTECH, INC.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

27966L108
(CUSIP Number)

Kris Hanc c/o Bennett Jones LLP 3400 One First Canadian Place, P.O. Box 130, Toronto, ON, M5X 1A4 (416) 777-7395
(Name, address and telephone number of person authorized to receive notices and communications)

July 26, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .o

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 27966L108	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS 10379085 Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 675,218 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 675,218 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,218 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (Based on a total of 7,504,468 shares of the Issuer’s common stock outstanding as of August 14, 2019)
14	TYPE OF REPORTING PERSON CO

(1)
These shares are owned directly by 10379085 Canada Inc., which is a wholly owned subsidiary of PCRI Inc.

CUSIP No. 27966L108	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS PCRI Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 675,218 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 675,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,218 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (Based on a total of 7,504,468 shares of the Issuer’s common stock outstanding as of August 14, 2019)
14	TYPE OF REPORTING PERSON CO

(1)
These shares are owned directly by 10379085 Canada Inc., which is a wholly owned subsidiary of PCRI Inc.

CUSIP No. 27966L108	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Morris Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 675,218 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 675,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,218 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (Based on a total of 7,504,468 shares of the Issuer’s common stock outstanding as of August 14, 2019)
14	TYPE OF REPORTING PERSON IN

(1)
These shares are owned directly by 10379085 Canada Inc., which is a wholly owned subsidiary of PCRI Inc.

CUSIP No. 27966L108	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS David Goodman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 675,218 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 675,218 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,218 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (Based on a total of 7,504,468 shares of the Issuer’s common stock outstanding as of August 14, 2019)
14	TYPE OF REPORTING PERSON IN

(1)
These shares are owned directly by 10379085 Canada Inc., which is a wholly owned subsidiary of PCRI Inc.

CUSIP No. 27966L108	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Gregory Orleski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 675,218 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 675,218 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,218 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (Based on a total of 7,504,468 shares of the Issuer’s common stock outstanding as of August 14, 2019)
14	TYPE OF REPORTING PERSON IN

(1)
These shares are owned directly by 10379085 Canada Inc., which is a wholly owned subsidiary of PCRI Inc.

CUSIP No. 27966L108	SCHEDULE 13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS Sonia Girolamo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 675,218 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 675,218 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,218 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (Based on a total of 7,504,468 shares of the Issuer’s common stock outstanding as of August 14, 2019)
14	TYPE OF REPORTING PERSON IN

(1)
These shares are owned directly by 10379085 Canada Inc., which is a wholly owned subsidiary of PCRI Inc.

CUSIP No. 27966L108	SCHEDULE 13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSONS Jean-Guy Goulet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 675,218 (1)
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 675,218 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,218 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (Based on a total of 7,504,468 shares of the Issuer’s common stock outstanding as of August 14, 2019)
14	TYPE OF REPORTING PERSON IN

(1)
These shares are owned directly by 10379085 Canada Inc., which is a wholly owned subsidiary of PCRI Inc.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D jointly filed by (i) 10379085 Canada Inc., (ii) PCRI Inc, (iii) Morris Goodman, an individual, (iv) David Goodman, an individual, (v) Gregory Orleski, an individual, (vi) Sonia Girolamo, an individual, and (vii) Jean-Guy Goulet, an individual (collectively, the “Reporting Persons”) on June 25, 2019 (as so amended and supplemented, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of Edesa Biotech, Inc., a British Columbia corporation, formerly known as “Stellar Biotechnologies, Inc.” (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 1 is to report an increase in the Reporting Persons’ beneficial ownership of Common Shares as a result of the issuance of Common Shares on July 26, 2019 pursuant to the post-closing adjustment contemplated by that certain Share Exchange Agreement, dated as of March 7, 2019, by and among the Company, Edesa Biotech Inc. (“Edesa”) and the shareholders of Edesa (the “Exchange Agreement”), as described in this Amendment No. 1.

Item 1.
Security and Issuer.

This Schedule 13D relates to the Common Shares of the Company, which has its principal executive offices at 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Item 2.
Identity and Background.

This Schedule 13D is filed by the Reporting Persons. 10379085 Canada Inc. is a wholly owned subsidiary of PCRI Inc. The principal address of the Reporting Persons is 100-6111 vie. Royalmount Ave., Montreal, Quebec, Canada, H4P 2T4.

Both 10379085 Canada Inc. and PCRI are holding corporations. Morris Goodman, David Goodman, Gregory Orleski and Sonia Girolamo are each officers and directors of PCRI Inc. and 10379085 Canada Inc. and Jean-Guy Goulet is a director of 10379085 Canada Inc. The foregoing individuals collectively make investment decisions with respect to the securities held by 10379085 Canada Inc.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.
Source or Amount of Funds or Other Consideration.

On June 7, 2019, the Company completed its business combination with Edesa in accordance with the terms of the Exchange Agreement (the “Exchange”), pursuant to which 10379085 Canada Inc. received 638,372 common shares in exchange for all of its capital stock of Edesa.

On July 26, 2019, an additional 36,846 Common Shares were issued to 10379085 Canada Inc. pursuant to the post-closing adjustment contemplated by the Exchange Agreement.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 4.
Purpose of the Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional Common Shares; selling Common Shares; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.
Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

10379085 Canada Inc.	675,218 shares
PCRI, Inc.	675,218 shares
Morris Goodman	675,218 shares
David Goodman	675,218 shares
Gregory Orleski	675,218 shares
Sonia Girolamo	675,218 shares
Jean-Guy Goulet	675,218 shares
 Percent of class:

10379085 Canada Inc.	9.0%
PCRI, Inc.	9.0%
Morris Goodman	9.0%
David Goodman	9.0%
Gregory Orleski	9.0%
Sonia Girolamo	9.0%
Jean-Guy Goulet	9.0%

The percentage ownership was calculated based on 7,504,468 Common Shares outstanding as of August 14, 2019.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

10379085 Canada Inc.	0 shares
PCRI, Inc.	0 shares
Morris Goodman	0 shares
David Goodman	0 shares
Gregory Orleski	0 shares
Sonia Girolamo	0 shares
Jean-Guy Goulet	0 shares
 (ii) Shared power to vote or to direct the vote:

10379085 Canada Inc.	675,218 shares
PCRI, Inc.	675,218 shares
Morris Goodman	675,218 shares
David Goodman	675,218 shares
Gregory Orleski	675,218 shares
Sonia Girolamo	675,218 shares
Jean-Guy Goulet	675,218 shares

(iii) Sole power to dispose or to direct the disposition of:

10379085 Canada Inc.	0 shares
PCRI, Inc.	0 shares
Morris Goodman	0 shares
David Goodman	0 shares
Gregory Orleski	0 shares
Sonia Girolamo	0 shares
Jean-Guy Goulet	0 shares

 (iv) Shared power to dispose or to direct the disposition of:

10379085 Canada Inc.	675,218 shares
PCRI, Inc.	675,218 shares
Morris Goodman	675,218 shares
David Goodman	675,218 shares
Gregory Orleski	675,218 shares
Sonia Girolamo	675,218 shares
Jean-Guy Goulet	675,218 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  Reference is made to the disclosure set forth under Items 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.
Material to be filed as Exhibits.

Exhibit No.
Description

1
Joint Filing Agreement, dated as of September 9, 2019 by and among by (i) 10379085 Canada Inc., (ii) PCRI Inc, (iii) Morris Goodman, an individual, (iv) David Goodman, an individual, (v) Gregory Orleski, an individual, (vi) Sonia Girolamo, an individual, and (vii) Jean-Guy Goulet, an individual.

2.
Share Exchange Agreement, dated as of March 7, 2019, by and between Stellar Biotechnologies, Inc., Edesa Biotech Inc. and the Edesa Shareholders (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10379085 Canada Inc.

Dated: September 9, 2019	By:	/s/ GREGORY ORLESKI
GREGORY ORLESKI

PCRI INC.

Dated: September 9, 2019	By:	/s/ GREGORY ORLESKI
GREGORY ORLESKI

	By:	/s/ MORRIS GOODMAN
MORRIS GOODMAN

	By:	/s/ DAVID GOODMAN
DAVID GOODMAN

	By:	/s/ GREGORY ORLESKI
GREGORY ORLESKI

	By:	/s/ SONIA GIROLAMO
SONIA GIROLAMO

	By:	/s/ JEAN-GUY GOULET
JEAN-GUY GOULET